Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 O: 212.999.5800 F: 212.999.5899

September 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Gary Guttenberg
Ibolya Ignat
Irene Paik
Kevin Vaughn

Re:	Babylon Holdings Limited
Amendment No. 3 to Registration Statement on Form F-4
Filed September 15, 2021
File No. 333-257694

Ladies and Gentlemen:

On behalf of our client, Babylon Holdings Limited (the “Company”), we submit this letter in response to the comments contained in the letter dated September 20, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Amendment No. 3 to Registration Statement on Form F-4 as filed by the Company on September 15, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 4 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4 filed on September 15, 2021

Material U.S. Federal Income Tax Considerations, page 165

1.    We note that you have filed Exhibit 8.1 in response to our prior comment 2 and “express no opinion” therein as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Alkuri Securities under Section 367(a) of the Code. Such a carve-out is not appropriate. Please revise to opine on the material federal tax consequences to investors of the Merger. If there is significant doubt about the tax consequences, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In addition, to the extent counsel is rendering a short-form opinion, please also substantially revise the tax consequences section of the prospectus to clearly state

U.S. Securities and Exchange Commission

September 27, 2021

that it is the opinion of named counsel and clearly identify and articulate the opinion being rendered. For guidance, refer to Sections III.B.2, III.C.2, and III.C4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response to Comment 1:

The Company has revised pages viii, 41, 168 and 169 of Amendment No. 4 in response to the Staff’s comment. Given the revised disclosure as to the expected tax consequences, the Company respectfully submits that a tax opinion of counsel is not required consistent with the provisions of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Description of Babylon Warrants, page 294

2.    We note that your warrant agreement identifies either the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for any action or proceeding related to the agreement. Please describe this provision in your prospectus, including whether it applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response to Comment 2:

The Company has revised page 293 of Amendment No. 4 in response to the Staff’s comment. The Company also revised Section 4.01 of the Form of Warrant Assumption and Amendment Agreement, which is filed as Exhibit 4.4 to the Registration Statement.

Index to Financial Statements, page 327

3.    Since Higi is incorporated in Delaware and not a foreign business, tell us what consideration you have given to Rule 3-01 and Rule 3-05 of Regulation S-X regarding unaudited interim financial statement presentation as of June 30, 2021 for Higi SH Holdings Inc.

Response to Comment 3:

The Company has included the unaudited interim financial statements as of and for the period ended June 30, 2021 for Higi SH Holdings Inc. beginning at page F-75 of Amendment No. 4 in response to the Staff’s comment.

Consolidated Statement of Profit and Loss and Other Comprehensive Loss, page F-32

4.    We note your response to prior comment three, including your revisions to the income statement line items. However, we were unable to locate specific disclosure that clearly identifies “Platform and application expense” as being a cost of revenue. Please revise your footnote and MD&A disclosure or your line item to more clearly identify these expenses as a cost of revenue.

U.S. Securities and Exchange Commission

September 27, 2021

Response to Comment 4:

The Company has revised pages 228, 230, F-11, F-38 and F-42 of Amendment No. 4 in response to the Staff’s comment.

* * * * *

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mlabriola@wsgr.com or 202-973-8823.

Respectfully Submitted,

/s/ Michael Labriola

Michael Labriola
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Ali Parsadoust, Babylon Holdings Limited
Charlie Steel, Babylon Holdings Limited
Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.
David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.